Filing by WM Variable Trust pursuant to Rule 425
                      of the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

                      Subject Company: Principal Variable Contracts Fund, Inc. File Number: 811-01944

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WM GROUP OF FUNDS
1201 Third Avenue, 22nd Floor
Seattle, Washington 98101
www.wmgroupoffunds.com

October 27, 2006

Dear Investment Representative:

As you probably know, WM Advisors and its affiliates are in the process of being acquired by the Principal Financial Group. The transaction is expected to close by year end. Because the transaction involves proposed mergers and reorganizations of the retail WM Funds and the WM Variable Trust Funds, all shareholders as of October 17, 2006 will be asked to vote and approve the proposals via proxy before the transaction can be completed.

The following is an expected timeline of events associated with the proxy mailings and shareholder meeting:

October 17, 2006: Record date for WM Fund and WM Variable Trust Fund proposals

October 31, 2006: Proxy statements and proxy ballots mail to WM Fund shareholders

November 15, 2006: Proxy statements and proxy ballots mail to WM Variable
                   Trust Fund shareholders

December 15, 2006: Shareholder meeting date for WM Funds and WM Variable
                   Trust Funds

The Board of Trustees of the WM Funds and Variable Trust has unanimously approved the fund mergers and reorganizations and believes they are in the best interest of shareholders. Each of these proposed fund transactions is expected to qualify as a tax-free "reorganization" for federal income tax purposes. As a valued investment professional, your assistance in encouraging your clients to vote on the proposals is appreciated. You may view, download, and print copies of both proxy statements by visiting our Web site at wmgroupoffunds.com. The Variable Trust proxy will be available November 15.

We are extremely excited about the prospects of joining the Principal Financial Group and the opportunities that lie ahead for all of us. If you have any questions in the meantime, please do not hesitate to call our Sales Support Hotline at 800-787-1621, option 2.

Sincerely yours,

 /s/ William G. Papesh

William G. Papesh
President

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For more information regarding the funds, or to receive a free copy of a proxy statement relating to the proposed reorganizations containing important information, please call 800-247-4123 or visit wmgroupoffunds.com.

The proxy statement will also be available for free on the Securities and Exchange Commission's Web site at www.sec.gov. Please read the proxy statement carefully before making any investment decisions.

The WM Group of mutual funds is advised by WM Advisors, Inc., distributed by WM Funds Distributor, Inc., and sold through WM Financial Services, Inc. (all affiliates of Washington Mutual, Inc.) and independent broker/dealers.

For Broker/Dealer Use Only